Exhibit (6)(j)

INDEPENDENT CONTRACTOR AGREEMENT

I.	PARTIES: This agreement is between Catapult Funding Partners, LP, known as the “Contractor” and BeautyKind, LLC, the “COMPANY”. The Contractor acknowledges that it will operate in an independent capacity from the company and will receive an IRS Form 1099 for any payments made to the Contractor. Contractor will at all times be an independent contractor of Company and will never be considered an employee. Contractor will be responsible for all taxes associated with the payments made by Company to Contractor.

II.	CONSIDERATION: In return for providing leadership to start up, develop and manage Company’s Event Kit Business, the Contractor will be entitled to compensation of $6,850 per month during the term of this agreement. Contractor will be paid $3,425 bi-weekly, on the 1st and 15th of each month. Contractor is required to submit bi-weekly invoices to Hil Davis, CEO of BeautyKind, for approval and for payment.

Contractor’s responsibilities include, but, are not limited to, setting up a group calendar, managing the event kit locations, creating “cheat sheets” and “how to” documents and supporting fulfillment efforts for all event kits. Contractor will be expected to be available to perform its services under this agreement Monday through Friday, 8:30am-5pm.

III.	REIMBURSABLE EXPENSES: The COMPANY will not be held responsible or liable for any expense generated by the Contractor in any capacity unless clearly defined in writing prior to the occurrence of the expense. Contractor will be reimbursed for business related travel expenses that are pre-approved by Hil Davis.

IV.	OWNERSHIP OF DOCUMENTATION: The COMPANY will retain ownership of all documentation, paperwork, work instructions, electronic spreadsheets, data, databases and other information that may be received, held, stored, transmitted or otherwise in the custody of the Contractor. Any and all information will be considered proprietary and confidential and will not be disclosed by the Contractor to any outside party.

V.	GOVERNING LAW: This agreement is governed by the law of the State of Texas and venue for any matter arising out of this agreement shall be in Dallas County, Texas.

VI.	TERM: The term of this agreement is for two months (2) months from the effective date of this agreement and can be renewed at the Company’s discretion for an additional term. This agreement may be terminated for cause by Company prior to the expiration of the term in the event of non performance or misconduct by Consultant.

VII.	NON-INTERFERENCE: Contractor agrees to maintain a cooperative attitude towards the Company, not to disrupt the Company’s ongoing business and not to make disparaging remarks about the Company. Contractor agrees to act in good faith in his conduct and to be available by telephone or electronic e-mail during normal business hours.

Effective Date:	10/15/15

COMPANY:		CONSULTANT:

BeautyKind, LLC		Catapult Funding Partners, LP

BY:	/s/ Hil Davis	/s/ Neil S. Waterman III
	Hil Davis, CEO	Neil S. Waterman III Manager, Catapult Funds, LLC, General Partner